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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JD Merit Securities**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1313 Broadway - Ste 350
(No. and Street)

Tacoma	**WA**	**98402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins — **603-216-8933**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Morey, Nee, Buck and Oswald, LLC
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle - Ste B20	**Bethlehem**	**PA**	**18020**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

SEC Mail Processing

MAR 02 2020

Washington, DC

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Craig Dickens, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of JD Merit Securities, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Subscribed and sworn
to before me
this 27th day of February 2020

Mindy Q. Bills
Notary Public

MINDY Q BILLS
NOTARY PUBLIC
STATE OF WASHINGTON
My Commission Expires
January 19, 2021

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JD MERIT SECURITIES

CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of JD Merit Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JD Merit Securities as of December 31, 2019, the related statements of JD Merit Securities, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JD Merit Securities as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JD Merit Securities' management. Our responsibility is to express an opinion on JD Merit Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JD Merit Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 and Information Relating to Possession and Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of JD Merit Securities' financial statements. The supplemental information is the responsibility of JD Merit Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Information Relating to Possession and Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
We have served as JD Merit Securities' auditor since 2016.
Bethlehem, Pennsylvania
February 27, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

JD MERIT SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS		
Cash and cash equivalents	$	64,298
Securities owned, non-marketable, at fair value		50,819
Accounts receivable		52,500
Prepaid expenses		19,470
Receivable from affiliate		8,985
Deposit		1,850
TOTAL ASSETS	$	197,922

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued Expenses	$	27,990
TOTAL LIABILITIES		27,990
MEMBER'S EQUITY		169,932
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	197,922

The accompanying notes are an integral part of these financial statements.

JD MERIT SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	
Investment banking and transaction fees	$ 2,444,464
Other	17,705
TOTAL REVENUES	2,462,169
EXPENSES	
Commissions	1,665,367
Salary and benefits	360,352
Professional fees	76,825
Regulatory expenses	31,857
Communications and technology	129,833
Office expenses	13,863
Occupancy	55,984
Travel and entertainment	50,512
Other	23,816
TOTAL EXPENSES	2,408,409
Net Income	$ 53,760

The accompanying notes are an integral part of these financial statements.

JD MERIT SECURITIES
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

MEMBER'S EQUITY, DECEMBER 31, 2018	$	103,552
Member distributions		(100,000)
Member's contributions		112,620
Net Income		53,760
MEMBER'S EQUITY, DECEMBER 31, 2019	$	169,932

The accompanying notes are an integral part of these financial statements.

JD MERIT SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	53,760
Adjustments to reconcile net profit or loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Securities owned, non-marketable, at fair value		9
Accounts receivable		(39,927)
Due from affiliate		(8,985)
Prepaid expenses		203
Accrued expenses		23,895
Due to affiliate		(2,077)
NET CASH PROVIDED BY OPERATING ACTIVITIES		26,878
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's distributions		(100,000)
Member's contributions		112,620
NET CASH PROVIDED BY FINANCING ACTIVITIES		12,620
NET CHANGE IN CASH AND CASH EQUIVALENTS		39,498
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		24,800
CASH AND CASH EQUIVALENTS, END OF YEAR	$	64,298
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITY:		
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

JD Merit Securities (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a placement agent for private debt, equity securities and acts as a broker for the purchase and sale of private loans and securities. Additionally, the Company provides investment advisory services, including mergers and acquisitions transactions. The Company's office is located in Tacoma, Washington.

The Company is wholly owned by JD Merit & Company (the "Parent"), a holding company located in Tacoma, Washington.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectable accounts at year-end since it has determined that there is no need for any write-offs.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of December 31, 2018, the receivable balance was $12,573. At December 31, 2019, there were receivables of $52,500 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contact assets or liabilities at January 1, 2019 or December 31, 2019.

Disaggregated Revenue

All of the Company's revenues for the year ended December 31, 2019 were from engagements fees of $2,444,464 and expense reimbursements of $17,705.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or Washington State income taxes are provided, as they are the responsibility of the individual members.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Fair Value

The Company's security assets are recorded at fair value. Fair value is defined as the price that would be paid to transfer the asset between market participants in an orderly transaction on the measurement date. The market in which the reporting entity would transfer the liability with the greatest volume and level of activity for the liability is known as the principal market. When no principal market exists, the most advantageous market is used. This is the market in which the reporting entity would transfer the asset with the price that maximizes the amount that would be received. Fair value is based on assumptions market participants would make in pricing the asset. Generally, fair value is based on observable quoted market prices or derived from observable market data when such market prices or data are available. When such prices or inputs are not available, the reporting entity should use valuation models.

The Company's asset is recorded at fair value and is categorized based on the priority of the inputs used to measure fair value. The inputs used in measuring fair value are categorized into three levels, as follows:

- Level 1 - Inputs that are based upon quoted prices for identical instruments traded in active markets.

- Level 2 - Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar investments in markets that are not active, or models based on valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the investment.

Note 4 - Fair Value - continued

- Level 3 - Inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset. The fair value is therefore determined using model-based techniques that include option pricing models and similar techniques.

The following describes the valuation methodology the Company uses to measure its financial asset at fair value.

The Company's financial instruments approximate fair value.

Description	Assets Measured At Fair Value	Fair Value Hierarchy Level Level 1	Level 2	Level 3
Common Stock	50,819			50,819
Total	50,819	-	-	50,819

The Company has not transferred assets between levels during the year ended 2019.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $36,308, which exceeded its requirement by $31,308. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2019, this ratio was .77 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 6 - Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(3)(2), the Company may not authorize distributions to its members if such distribution causes the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2019, the Company was in compliance with this rule.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2019 or during the year then ended.

Note 8 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2019 through February 27, 2020, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.

JD MERIT SECURITIES
SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL		
Total Member's Equity	$	169,932
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		133,624
NET CAPITAL		36,308
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	31,308
AGGREGATE INDEBTEDNESS		
Accrued expenses	$	27,990
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.77
Net Capital in Excess of Greater of 120% Min Dollar Net Capital	$	30,308

There are no material differences between the computation of Net Capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2019

JD MERIT SECURITIES
Schedule II

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(i) of the rule.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of JD Merit Securities

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) JD Merit Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which JD Merit Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) JD Merit Securities stated that JD Merit Securities met the identified exemption provisions throughout the most recent fiscal year without exception. JD Merit Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JD Merit Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 27, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

JD MERIT SECURITIES
Rule 15c3-3 Exemption Report
For the Year Ended December 31, 2019

"Exempt Under 15c3-3(k)(2)(i)"

JD Merit Securities is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief JD Merit Securities states the following:

JD Merit Securities is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3.

1. JD Merit Securities has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2019
2. JD Merit Securities is in compliance with the claimed exemption and has no exceptions throughout the year ended December 31, 2019.

JD Merit Securities

I, Jonathan Craig Dickens, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

CEO
February 27, 2020

JD MERIT SECURITIES

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019